Corner Growth Acquisition Corp.

251 Lytton Avenue, Suite 200
Palo Alto, California 94301

December 14, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Erin Purnell

Re:	Corner Growth Acquisition Corp. Registration Statement on Form S-1 File No. 333-251040

Dear Ms. Purnell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Corner Growth Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on December 16, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Debbie Yee, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3630, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Marvin Tien
Marvin Tien
Co-Chairman, Chief Executive Officer and
Director